December 3, 2018

Kaylene Kotter, CPA
742 W Shady Lane
Coalville, UT 84017

Re: The FanCompete LLC - Financial Statement Review

To Whom It May Concern,

The FanCompete LLC management has communicated their plans to initiate a crowdfunding process to acquire capital needed to launch their sports media venture.

The FanCompete LLC was formed on October 12, 2018 and has not yet begun commercial business. As such, The FanCompete LLC has no revenue.

The FanCompete LLC has a bank account for the business with minimal transactions and no history as it was opened October 17, 2018.

The above statement is based on information presented to me by the management of The FanCompete LLC. There are no other financial statements to be audited, reviewed, nor verified for accuracy or completeness as there is no ongoing business at this time.

Regards,

Kaylene Kotter, CPA

Platform Expense		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov
Media Distribution/Integration		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Software Development		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Operations		$0	$0	$0	$0	$0	$0	$0	$1,000	$1,000	$1,000	$1,000
Game Monitors ($75/game)		$0	$0	$0	$0	$0	$0	$0	$0	$3,000	$3,000	$3,000
Facility		$0	$0	$0	$0	$0	$0	$0	$0	$2,000	$2,000	$2,000
Tech on Call		$0	$0	$0	$0	$0	$0	$0	$0	$2,000	$2,000	$2,000
IP - Legal		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Marketing		$0	$0	$0	$0	$0	$0	$0	$10,000	$10,000	$10,000	$10,000
Total Platform		$0	$0	$0	$0	$0	$0	$0	$11,000	$18,000	$18,000	$18,000
G&A Expense		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov
Corporate - Legal		$0	$0	$0	$0	$0	$0	$0	$0	$1,000	$1,000	$1,000
Accounting Services		$0	$0	$0	$0	$0	$0	$0	$0	$100	$200	$200
Salaries												
CEO		$0	$0	$0	$0	$0	$0	$0	$0	$5,000	$5,000	$5,000
COO		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
T&E		$0	$0	$0	$0	$0	$0	$0	$0	$2,000	$2,000	$2,000
Office Equipment		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Office Rent		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Insurance		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Office Supplies		$0	$0	$0	$0	$0	$0	$0	$0	$50	$50	$50
Subscriptions		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Utilities		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total G&A		$0	$0	$0	$0	$0	$0	$0	$0	$8,150	$8,250	$8,250
Total Expenses		$0	$0	$0	$0	$0	$0	$0	$11,000	$26,150	$26,250	$26,250
Total Revenue		$0	$0	$0	$0	$0	$0	$0	$0	$14,817,600	$14,817,600	$14,817,600
Total Net Income		$0	$0	$0	$0	$0	$0	$0	-$11,000	$14,791,450	$14,791,350	$14,791,350
Taxes @ 5.0% (UT)		$0	$0	$0	$0	$0	$0	$0	$0	$739,573	$739,568	$739,568
Net Profit		$0	$0	$0	$0	$0	$0	$0	-$11,000	$14,051,878	$14,051,783	$14,051,783

John Senew CEO

11/8/18

Dec		Jan	Feb	
$0	$0	$0	$0	
$0	$0	$0	$0	
$1,000	$5,000	$1,000	$1,000	
$3,000	$12,000	$1,200	$75	
$2,000	$8,000	$2,000	$2,000	
$2,000	$8,000	$2,000	$2,000	
$0	$0	$0	$0	
$10,000	$50,000	$50,000	$1,000	
$18,000	$83,000	$56,200	$6,075	
Dec		Jan	Feb	
$1,000	$4,000	$0	$0	
$200		$200	$200	
$5,000	$20,000	$5,000	$5,000	
$0	$0	$0	$0	
$2,000	$8,000	$4,000	$4,000	
$0	$0	$0	$0	
$0	$0	$0	$0	
$0	$0	$0	$0	
$50	$200	$50	$50	
$0	$0	$0	$0	
$0	$0	$0	$0	
$8,250	$32,200	$9,250	$9,250	
$26,250	$115,900	$65,450	$15,325	$196,875
$11,113,200	$55,588,000	$4,445,280	$15,435	$60,028,715
$11,086,950	$55,460,100	$4,379,830	$110	$59,830,040
$554,348	$2,772,505	$218,992	$6	$2,991,502
$10,532,603	$52,677,595	$4,160,839	$105	$56,838,538

John Serna

CEO

11/8/18